Exhibit 99.1

Intercure Informs That An Application To

Approve a Class Action Against 26 Cannabis

Companies in Israel, Including InterCure,

Was Filed to The Court In Israel

NEW YORK, TORONTO, and HERZLIYA, Israel — April 25, 2023 — InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc) (“InterCure” or the “Company”), the leading cannabis company outside of North America, announces that on April 23, 2023, it was informed that an application for approval of a class action in Israel was filed against twenty-six defendants, among them the leading cannabis groups in Israel, including the Company and three of its subsidiaries.

The subject of the application is the alleged claim that the defendants are in violation of the advertising prohibitions included in the Israeli regulations overseeing medical cannabis in Israel.

The Company is currently considering the application and its likelihood of acceptance.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co